Exhibit 21.1

Subsidiaries of Spectrum Global Solutions, Inc.

Legal Name	State of Organization

AW Solutions, Inc.	Florida

AW Solutions Puerto Rico, LLC	Puerto Rico

Tropical Communications, Inc.	Florida

ADEX Corp.	New York

ADEX Puerto Rico, LLC	Puerto Rico

T N S, Inc.	Illinois